DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm[redacted]
E-mail : media.rela[redacted]

DSM

66E

Heerlen (NL), 21 September 2007

DSM to build new factory for waterborne emulsion resins (NeoCryl) in Waalwijk, the Netherlands

Royal DSM N.V. has decided to build a new factory for waterborne emulsion resins. This new plant will produce waterborne emulsions to be marketed by DSM NeoResins⁺. Production will come on stream at the end of 2008. The total investment costs amount to EUR 30 million.

The new factory will be built at the existing DSM NeoResins⁺ production site in Waalwijk, the Netherlands, which is mainly used for the production of specialty products such as acrylic emulsions, acrylic beads and urethane resins.

DSM NeoResins⁺ is a leading global player in the waterborne emulsions market, focusing on high-performance products. In this product group DSM expects 7% growth worldwide for its waterborne emulsions in the coming years. The products are sold in the company's key coating segments for joinery, decorative and industrial wood applications and for the graphic arts industry. Further and stronger growth is expected in the light of the new upcoming VOC regulations. DSM's waterborne emulsions comply with all upcoming regulations and offer a good alternative to less environmentally friendly solvent-based resins while keeping high performance and durability standards.

"This expansion fits in perfectly with DSM's strategy Vision 2010 – Building on Strengths *and will make DSM NeoResins+ fit for growth and for producing new innovative and sustainable products. With this investment we are underpinning our strong commitment to the coatings and graphic arts market and are expressing our confidence in the success of our innovation pipeline,"* commented Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster.

About DSM NeoResins⁺

DSM NeoResins⁺ is the number one leading, global supplier of innovative specialty resins, focused on fulfilling the needs of the coatings and graphic arts industries. DSM NeoResins⁺ has 1,200 employees and seven manufacturing sites: in Frankfort and Wilmington (US), Shunde (China), Hoek van Holland and Waalwijk (the Netherlands), Meppen (Germany) and Parets (Spain). Being focused on customer needs it has five Application and Research & Technology Centers: in Wilmington (US), Shanghai and Shunde (China), Parets (Spain), Waalwijk and Zwolle (the Netherlands). All of these centers are supported by three Customer Service Centers: in Wilmington (US), Shunde (China) and Waalwijk (the Netherlands).

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About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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